DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Michael Kagnoff Michael.kagnoff@us.dlapiper.com T 858.638.6722 F 858.638.5122

August 27, 2020

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC 20549

Attn:    Ada D. Sarmento
Celeste Murphy

Re:	SeaSpine Holdings Corporation
Registration Statement on Form S‑3
Filed August 19, 2020
File No. 333-248136
Ladies and Gentlemen:
This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated August 27, 2020, to Keith C. Valentine, Chief Executive Officer, SeaSpine Holdings Corporation (the “Company”) regarding the Registration Statement on Form S‑3 filed August 19, 2020 (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments.
This letter sets forth each comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.
Registration Statement on Form S‑3
Item 16. Exhibits, page 20

1.
We note that the shares were issued to the selling stockholder on July 28, 2020 and August 17, 2020. Please revise the legality opinion filed as Exhibit 5.1 to state that the shares are legally issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we respectfully submit that we have revised the legality opinion to state that the shares are validly issued, fully paid and non-assessable and re-filed as Exhibit 5.1 with the Amended Registration Statement.
General

August 27, 2020

2.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company acknowledges the Staff’s comment and respectfully advises that the provision identified in the Company’s amended and restated certificate of incorporation does not apply to actions arising under the Securities Act or the Exchange Act. The Company undertakes to provide the following updated disclosure in the Amended Registration Statement:
“Choice of Forum
Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of fiduciary duty owed by, or any other wrongdoing by, any of our directors, officers or employees to us or our stockholders; (c) any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or (d) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision does not apply to actions arising under the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction.”
Further, the Company undertakes to provide the following in future Exchange Act periodic reports with respect to the discussion of the actions for which the Court of Chancery will be the exclusive forum:
“This provision does not apply to actions arising under the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction.”

August 27, 2020

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact Patrick O’Malley at (858) 677-1471 or myself at (858) 638-6722 if you have any questions regarding this letter or the Registration Statement.
Very truly yours,
/s/ DLA Piper LLP (US)
DLA Piper LLP (US)
Michael Kagnoff
Partner

cc: Via E-mail
SeaSpine Holdings Corporation:
Keith C. Valentine
DLA Piper LLP (US):
Patrick O’Malley